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FEB 16 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GNV Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 W. Madison Street, 35th Floor
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brady 312-422-0492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Michael Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GNV Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

EVY L STEIN-KELLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 30, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GNV Advisors, LLC

We have audited the accompanying statement of financial condition of GNV Advisors, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2016 and the related statements of operations and member's capital, and cash flows for the year then ended. These financial statements are the responsibility of GNV Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GNV Advisors, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GNV Advisors, LLC's financial statements. The supplemental information is the responsibility of GNV Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Chicago, Illinois
January 31, 2017

Assets

		2016
Current Assets		
Cash and cash equivalents	$	36,885
Prepaid expenses		22,394
Total assets	**$**	**59,279**

Liabilities and Member's Capital

Current Liabilities - Accrued shared expenses	$	171
Member's Capital		59,108
Total liabilities and member's capital	**$**	**59,279**

Statement of Operations and Member's Capital
Year Ended December 31, 2016

		2016
Revenue - Fees	$	1,394
Expenses		
Commissions		1,095
Shared expenses		172
Regulatory fees		29,784
Insurance		1,945
Total expenses		32,996
Loss from Operations		(31,602)
Interest Income		41
Net Loss		(31,561)
Member's Capital - Beginning of year		65,669
Member contribution		25,000
Member's Capital - End of year	**$**	**59,108**

		2016
Cash Flows from Operating Activities		
Net loss	$	(31,561)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		2,206
Decrease in accrued expenses		(70)
Net cash used in operating activities		(29,425)
Cash Flows from Financing Activities -		
Member contribution		25,000
Net Decrease in Cash and Cash Equivalents		(4,425)
Cash and Cash Equivalents - Beginning of year		41,310
Cash and Cash Equivalents - End of year	**$**	**36,885**

Note 1 - Nature of Business and Summary of Significant Accounting Policies

GNV Advisors, LLC (the "Company") is a Delaware limited liability company that is a limited broker-dealer for the purpose of offering private placements. The Company serves high net worth individuals, as well as institutional clients mostly located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and its membership was approved on October 23, 2008. The Company is wholly owned by Geneva Holding Company of Chicago, LLC (the "Member").

Aspects of the Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless terminated sooner, as provided in the operating agreement.

Cash and Cash Equivalents - The Company maintains its cash in a brokerage account invested in money market sweep shares, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on such cash.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments - Financial instruments consist of cash equivalents and accrued shared expenses. The carrying amount of all significant financial instruments approximates fair value due to their short maturities.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - The Company receives a fee for its services based on a percentage of the periodic management fee earned by the fund managers with which the Company places investor dollars. Fund managers typically earn fees periodically based on a percentage of the assets they manage, as well as possible incentive-based fees. The Company may also earn placement agent fees based on a percentage of assets raised. No placement agent fees were earned in 2016. Fees are recorded as revenue by the Company at the time the fund managers earn and realize their respective management fees.

Customer Receivables - Customer receivable balances are carried at original invoice amount, less estimates made for doubtful receivables. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2016, there are no customer receivable balances; therefore, no amounts are provided for uncollectible accounts. Recoveries of receivables previously written off are recorded when received.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company has no significant uncertain tax positions.

Subsequent Events - The Company has evaluated subsequent events through January 31, 2017, the date the financial statements were available to be issued.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $36,714, which was $31,714 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0047 to 1.00.

Note 3 - Commitment and Related Party Transactions

The Company has an expense-sharing arrangement with a company related through common ownership. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. During 2016, $172 in expenses were allocated to the Company.

One of the fund managers with which the Company places investor dollars is wholly owned by three principals of the Company's parent. For the year ended December 31, 2016, revenues from contracts placed with this fund manager were $1,394. Commission expenses during 2016 were paid to certain employees and principals of an affiliate which is 100 percent owned by the Company's parent. As of December 31, 2016, the amount paid to these employees and principals was $116 and $979, respectively.

Note 4 – Revenue Concentration

The Company earned all of its revenue from investor funds placed with a fund manager that is a related party. To the extent the Company is not able to generate sufficient revenues from this related party entity in future years, the Company would be required to seek outside sources of revenue.

Supplemental Information

Financial and Operational Combined Uniform Single Report
Part IIA

Broker or Dealer: GNV ADVISORS, LLC — As of December 31, 2016

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from statement of financial condition			$ 59,108	[3480]
2.	Deduct: Ownership equity not allowable for net capital			$ -	[3490]
3.	Total ownership equity qualified for net capital			$ 59,108	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable credits (list)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 59,108	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 22,394	[3540]		
	B. Secured demand note deficiency	$ -	[3590]		
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]		
	D. Other deductions and/or charges	-	[3610]	$ 22,394	[3620]
7.	Other additions and/or allowable credits (list)			$ -	[3630]
8.	Net capital before haircuts on securities positions			$ 36,714	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	$ -	[3735]		
	2. Debt securities	$ -	[3733]		
	3. Options	$ -	[3730]		
	4. Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (list)	$ -	[3736]	-	[3740]
10.	Net capital			$ 36,714	[3750]

* Total nonallowable assets balance consists of prepaid expenses.

Financial and Operational Combined Uniform Single Report
Part IIA

Broker or Dealer: GNV ADVISORS, LLC — As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	11	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14. Excess net capital (line 10 less 13)			$	31,714	[3770]
15. Net capital less greater of 10 percent of line 19 or 120 percent of line 12			$	30,714	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from statement of financial condition			$	171	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (list)	$ -	[3820]	$	-	[3830]
19. Total aggregate indebtedness			$	171	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	0.47	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2 percent of combined aggregate debt items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
24. Net capital requirement (greater of line 21 or 22)	$	-	[3760]
25. Excess net capital (line 10 less 23)	$	-	[3910]
26. Net capital in excess of the greater of:			
A. 5 percent of combined aggregate debit items or $120,000	$	-	[3920]

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2016.

The Company claimed an exemption from Rule 15c3-3 under paragraph (k)(2)(i). Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3.

The Company has no liabilities subordinated to the claims of general creditors. As such, a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

GENEVA ADVISORS

181 W. MADISON STREET, 35TH FLOOR, CHICAGO, IL 60602
T 800.505.1720 WWW.GENEVAADVISORS.COM

January 31,,2017

Plante & Moran, PLLC
10 S. Riverside Plaza, Floor 9
Chicago, IL 60606

GNV Advisors, LLC (the "Company") is responsible for complying with SEC Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17a-5 and the exemption provisions in 15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

The Company has claimed an exemption under SEC Rule 15c3-3 paragraph (k)(2)(i).

The Company has been in compliance with the exemption provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2016.

John P. Huber, Managing Director, Geneva Holding Company of Chicago, LLC

1/31/17

Date

Michael S. Brady, Principal and CFO, Geneva Holding Company of Chicago, LLC

1/31/17

Date

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GNV Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GNV Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GNV Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) GNV Advisors, LLC stated that GNV Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GNV Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GNV Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
January 31, 2017

GNV Advisors, LLC

Financial Report
December 31, 2016